               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 2)*


                       WESTWOOD ONE, INC.
           __________________________________________
                        (Name of Issuer)

                          COMMON STOCK
           __________________________________________
                 (Title of Class of Securities)

                            961815107
                 ______________________________
                         (CUSIP Number)



________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                (Continued on following page(s))

                        Page 1 of 8 Pages

CUSIP No. 961815107           13G                 Page 2 of 8 Pages


1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     College Retirement Equities Fund
     I.R.S. #13-6022-042


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ( )
                                                       (b) (X)
     See Exhibit A Attached

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER             3,105,500

     6.   SHARED VOTING POWER           None

     7.   SOLE DISPOSITIVE POWER        3,105,500

     8.   SHARED DISPOSITIVE POWER      None


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,105,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                           (  )


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    10.177%

12.  TYPE OF REPORTING PERSON*

                    IV



              * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 961815107           13G                 Page 3 of 8 Pages


1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     TIAA Separate Account VA-1
     I.R.S. #13-1624203


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ( )
                                                       (b) (X)
     See Exhibit A Attached

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER             2,300

     6.   SHARED VOTING POWER           None

     7.   SOLE DISPOSITIVE POWER        2,300

     8.   SHARED DISPOSITIVE POWER      None


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,300

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                           (  )


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    0.0075%

12.  TYPE OF REPORTING PERSON*

                    IV



              * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 961815107           13G                 Page 4 of 8 Pages


1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     TIAA-CREF Mutual Funds (Growth Equity Fund)
     I.R.S. #13-3930560


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ( )
                                                       (b) (X)
     See Exhibit A Attached

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER             1,765

     6.   SHARED VOTING POWER           None

     7.   SOLE DISPOSITIVE POWER        1,765

     8.   SHARED DISPOSITIVE POWER      None


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,765

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                           (  )


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    0.0058%

12.  TYPE OF REPORTING PERSON*

                    IV



              * SEE INSTRUCTION BEFORE FILLING OUT!

                                             Page 5 of 8 Pages


Item 1(a).     NAME OF ISSUER:
               Westwood One, Inc.

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               9540 Washington Boulevard
               Culver City, CA  90232-2689

Item 2(a).     NAME OF PERSON FILING:
               (1)  College Retirement Equities Fund ("CREF")
               (2)  TIAA Separate Account VA-1 ("VA-1")
               (3)  TIAA-CREF Mutual Funds ("Mutual Funds")

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               (1)  CREF -    730 Third Avenue
                              New York, N.Y.  10017
               (2)  VA-1 -    730 Third Avenue
                              New York, N.Y.  10017
               (3)  Mutual    730 Third Avenue
                    Funds -   New York, N.Y. 10017

Item 2(c).     CITIZENSHIP:
               (1)  CREF - Incorporated in New York
               (2)  VA-1 - Established in New York
               (3)  Mutual Funds - Incorporated in Delaware

Item 2(d).     TITLE OF CLASS OF SECURITIES:
               Common Stock

Item 2(e).     CUSIP NUMBER:  961815107

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS:

(a)  ( )  Broker or dealer registered under Section 15 of the Act,
(b)  ( )  Bank as defined in Section 3(a)(6) of the Act,
(c)  ( )  Insurance Company as defined in Section 3(a)(19) of the
          Act,
(d) (x) Investment Company registered under Section 8 of the Investment Company Act,
(e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
(g) ( ) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
(h)  (x)  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                             Page 6 of 8 Pages

Item 4.   OWNERSHIP.

(1)  COLLEGE RETIREMENT EQUITIES FUND
     (a)   Amount Beneficially Owned:  3,105,500
     (b)   Percent of Class:  10.177%
     (c) The Board of Trustees of CREF, an investment company, has sole power to vote 3,105,500 shares of common stock and ultimate authority to direct the disposition of the 3,105,500 shares of common stock. TIAA-CREF Investment Management, Inc., CREF's investment adviser, is authorized to sell the 3,105,500 shares on behalf of CREF in its discretion, subject to the ultimate authority of the CREF Board of Trustees.

(2)  TIAA SEPARATE ACCOUNT VA-1
     (a)   Amount Beneficially Owned:   2,300
     (b)   Percent of Class:  0.0075%
     (c) The management committee of VA-1, an investment company, has sole power to vote 2,300 shares of common stock, and ultimate authority to direct the disposition of the 2,300 shares of common stock. Teachers Advisors, Inc., VA-1's investment adviser, is authorized to sell the 2,300 shares on behalf of VA-1 in its discretion, subject to the ultimate authority of the VA-1 Management Committee.

(3)  TIAA-CREF MUTUAL FUNDS
     (a)   Amount Beneficially Owned:   1,765
     (b)   Percent of Class:  0.0058%
     (c) The Board of Trustees of the Mutual Funds, an investment company, has sole power to vote 1,765 shares of common stock, and ultimate authority to direct the disposition of the 1,765 shares of common stock. Teachers Advisors, Inc., the Mutual Fund's investment adviser, is authorized to sell the 1,765 shares on behalf of the Mutual Funds in its discretion, subject to the ultimate authority of the Mutual Funds Board of Trustees.

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.


                         Not Applicable

                                             Page 7 of 8 Pages


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY.
                         Not Applicable

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.
          See attached Exhibit A.

Item 9.   NOTICE OF DISSOLUTION OF GROUP:    Not Applicable

Item 10.  CERTIFICATION.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 10, 1997
                              COLLEGE RETIREMENT EQUITIES FUND

                              By:  /s/ Lisa Snow
                                   _______________________________
                                   Lisa Snow
                                   Vice President and Chief Counsel

                              TIAA SEPARATE ACCOUNT VA-1

                              By:  /s/ Lisa Snow
                                   _______________________________
                                   Lisa Snow
                                   Vice President, Chief Counsel
                                   and Assistant Secretary

                              TIAA-CREF MUTUAL FUNDS

                              By:  /s/ Lisa Snow
                                   _______________________________
                                   Lisa Snow
                                   Secretary

                                             Page 8 of 8 Pages



                            EXHIBIT A

    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


College Retirement Equities Fund - IV
TIAA Separate Account VA-1 - IV
TIAA-CREF Mutual Funds - IV

The College Retirement Equities Fund, TIAA Separate Account VA-1, and TIAA-CREF Mutual Funds (the "Reporting Persons") are filing as a group because CREF's investment adviser, TIAA-CREF Investment Management, Inc., is affiliated and employs some of the same investment personnel as Teachers Advisors, Inc., the investment adviser for TIAA Separate Account VA-1 and TIAA-CREF Mutual Funds. However, because separate investment decisions are made with respect to the respective portfolio holdings of each of the Reporting Persons and there is no oral or written agreement or arrangement among the Reporting Persons with respect to acquisition, voting, disposition or otherwise of their securities, each Reporting Person disclaims beneficial ownership of the others' securities holdings and disclaims its membership in a group with the other Reporting Person, where the purpose of the group is to acquire control of or influence management of the issuer.